WEDNESDAY, FEBRUARY 4, 2015

Patrick Gilmore

Accounting Branch Chief

United States Security and Exchange Commission

Washington, DC 20549

Re:	PFSweb, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-28275

Dear Mr. Gilmore

In furtherance of Ms. Akst’s telephone communications with our counsel yesterday, please allow this correspondence to confirm that PFSweb, Inc. will provide a response to your January 21, 2015 comment letter by February 18, 2015. In the event that additional time is needed to provide the response, PFSweb, Inc. will contact you by telephone prior to February 18, 2015. Thank you for your consideration with respect to this matter.

Best Regards,

Thomas J. Madden

Chief Financial Officer

PFSweb | www.pfsweb.com

p: 972.881.2900 x 2560